Exhibit 99(a)(1)(E)

NOTICE OF CHANGE IN ELECTION FROM ACCEPT TO REJECT

If you previously elected to accept Ditech Communication Corporation’s (“Ditech”) Offer to Exchange, and you would like to change your election and reject the Offer, you must sign this Notice and return it to Kimberly Canigiula at Ditech before 5:00 p.m., Pacific Time, on March 19, 2003, unless the Offer is extended. This Notice of Change in Election may be sent via mail or courier to the attention of Kimberly Canigiula at Ditech’s corporate offices in Mountain View, California.  Notices will also be accepted via facsimile at (650) 564-9592 or via email at Kcanigiula@ditechcom.com. If you do elect to return this Notice via email or facsimile, please provide us with an original executed copy as soon as possible. If you have questions regarding the process for returning this Notice, please contact Kimberly Canigiula via email at Kcanigiula@ditechcom.com.  Alternatively, you may reach Kimberly Canigiula via telephone at (650) 623-1357.

To Ditech:

I previously received a copy of the Offer to Exchange (dated February 19, 2003), the cover letter, the Summary of Terms and an Election Form.  I signed and returned the Election Form, in which I elected to accept Ditech’s Offer to Exchange. I now wish to change that election, and reject Ditech’s Offer to Exchange.  I understand that by signing this Notice and delivering it pursuant to the instructions above, I will be able to withdraw my acceptance of the Offer, and reject the Offer to Exchange instead.  I have read and understand all of the terms and conditions of the Offer to Exchange.

I understand that in order to reject the Offer, I must sign and deliver this Notice to Kimberly Canigiula at Ditech’s corporate offices in Mountain View, California before 5:00 p.m., Pacific Time, on March 19, 2003, or if Ditech extends the deadline to exchange options, before the extended expiration of the Offer.

By rejecting the Offer to Exchange, I understand that I will not receive any Replacement Options, and I will keep my Eligible Options.  These options will continue to be governed by the stock option plan under which these options were granted and the existing option agreements between Ditech and me.

I have completed and signed the following exactly as my name appears on my original Election Form.  By executing this form, I hereby bind my successors, assigns and legal representatives.

I do not accept the offer to exchange options.

Date:
Optionee Signature

Name:
(Please print)

Ditech hereby agrees and accepts this Notice of Change in Election from Accept to Reject, and such acceptance shall be binding on Ditech’s successors, assigns and legal representatives:

DITECH COMMUNICATIONS CORPORATION

By:	Date:

Title: